SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 18, 2016
List of materials

Documents attached hereto:

i) Press release announcing Status of Sony Group Manufacturing Operations Affected by 2016 Kumamoto Earthquakes

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo
No. 16-039E
April 18, 2016

Status of Sony Group Manufacturing Operations Affected by 2016 Kumamoto Earthquakes

(Tokyo, April 18, 2016) Sony Corporation (“Sony”) extends its deepest sympathies to all those affected by the earthquakes in Kumamoto.

Due to the earthquake of April 14 and subsequent earthquakes in the Kumamoto region, the following Sony Group manufacturing sites have been affected:

Operations at Sony Semiconductor Manufacturing Corporation’s Kumamoto Technology Center (located in Kikuchi Gun, Kumamoto Prefecture), which primarily manufactures image sensors for digital cameras and security cameras as well as micro-display devices, were halted after the earthquake on April 14, and currently remain suspended.  Damage to the site’s building and manufacturing lines is currently being evaluated, and with aftershocks continuing, the timeframe for resuming operations has yet to be determined.

Although some of the manufacturing equipment at Sony Semiconductor Manufacturing Corporation’s Nagasaki Technology Center (located in Isahaya City, Nagasaki Prefecture), which is Sony’s main facility for smartphone image sensor production, and Oita Technology Center (located in Oita City, Oita Prefecture), which commenced operations as a wholly-owned facility of Sony Semiconductor Manufacturing Corporation on April 1, had been temporarily halted, the affected equipment has been sequentially restarted from April 17, and production has resumed.  Sony Semiconductor Manufacturing Corporation’s Kagoshima Technology Center (located in Kirishima City, Kagoshima Prefecture) has continued its production operations after the earthquakes, and there have been no major effects on its operations.

Sony has confirmed the safety of all of its and its group companies' employees in the region affected by the earthquakes.

The impact of these events on Sony’s consolidated results is currently being evaluated.

EOF